Exhibit 21

SUBSIDIARIES OF REGISTRANT


1.	Quantum International, Inc., a California corporation.

2.	Quantum International DISC Inc., a California corporation.

3.	Quantum Foreign Sales Corporation, a Barbados corporation.

4.	Quantum GmbH, a German corporation.

5.	Quantum Peripheral Products, Ltd., a United Kingdom corporation.

6.	Quantum France SARL, a French corporation.

7.	Quantum Asia Pacific Pte., Ltd., a Singapore corporation.

8.	La Cie, Ltd., an Oregon corporation.

9.	Quantum Japan Corporation, a Japanese corporation.

10.	Quantum Data Storage B.V., a Netherlands corporation.

11.	Quantum Peripheral Products (Ireland), Ltd., an Ireland corporation.

12.	Quantum Peripherals (Europe) S.A., a Swiss corporation.

13.	Quantum Singapore Pte. Ltd., a Singapore corporation.

14.	Quantum Korea Corporation, a Korean corporation.

15.	Quantum Hong Kong, Ltd., a Hong Kong corporation.

16.	Quantum Peripherals (Malaysia) Sdn. Bhd., a Malaysian corporation.